Exhibit 99.8

Inter-Citic Minerals Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis should be read in conjunction with the audited consolidated financial statements of November 30, 2006 and 2005 and the Annual Information Form (“AIF”) for the year ended November 30, 2006 for Inter-Citic Minerals Inc. (“Inter-Citic”, or the “Company”), and is current as at February 26, 2007. Unless otherwise noted, all financial information is expressed in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles and with consistent application of accounting policies. Additional information regarding the Company and its operations and activities can be found on its website at www.inter-citic.com, or on SEDAR at www.sedar.com, including the documents referenced above.

Mr. B. Terrence Hennessey, of Micon International Limited, is a qualified person under National Instrument 43-101 (“N.I. 43-101”) and has reviewed disclosure of a technical nature in this Management’s Discussion and Analysis.

HIGHLIGHTS FOR THE YEAR

During 2006 the Company was successful in closing a private placement financing for gross proceeds of approximately $11 million, graduating its listing from the TSX Ventures Exchange to the Toronto Stock Exchange and completing its 2006 exploration program at Dachang, including more than 15,000 m of diamond drilling (101 holes) and more than 14,000 m of trenching (175 trenches), as follows:

Q1:	Compilation and publication of exploration results from 2005 fieldwork at the Company’s Dachang Gold Project (“Dachang”) as they are received, including identification of 24 new, large geochemical anomalies over 5 districts (a total of 25 anomalies identified at Dachang), including three new mineralized gold zones discovered in North River and Central Dachang

An increase to the Company’s inferred mineral resource at Dachang by 1,282,500 tonnes grading 5.81 grams per tonne Au as a result of positive initial drilling of the NR-2 anomaly, as described in the Company’s Press Release of December 12, 2005

Q2:	On March 22, 2006, the Company completed private placement financing for gross proceeds of $11,056,478, to be used for further exploration at Dachang and for general working capital purposes.

Commencement of the Company’s 2006 exploration program at Dachang.

Q3:	On July 24, 2006, the Company announced that it had received conditional approval from the Toronto Stock Exchange (“TSX”) for the listing of its shares. The Company’s graduation to the TSX from the TSX Venture Exchange occurred on August 3, 2006. The Company’s common shares continue to trade under the symbol “ICI”.

On August 9, 2006, the Company announced that the State Administration of Industry and Commerce of the People’s Republic of China (“SAIC”), the issuing body for business licenses, updated the existing business license for the Company’s Dachang Gold Project China Joint-Venture Company; the updated business license is now valid until December 26, 2033.

Q4:	On September 12, 2006 the Company announced that it had made its final required contribution under its three-year funding commitment under the Company’s joint venture agreement for the Dachang Gold Project.

On October 4, 2006, the Company announced that Madame Song Xiuyan, Governor of the Qinghai Provincial People’s Government, People’s Republic of China, (where the Dachang Gold Project is located) opened trading on the TSX on behalf of the Company. The ceremony to celebrate the Company’s listing on the TSX was also attended by Inter-Citic Advisory Board members the Rt. Hon. John N. Turner, former Prime Minister of Canada, and Chris Hodgson, President of the Ontario Mining Association and former Ontario Minister of Northern Development and Mines, as well as a delegation of Qinghai government officials.

By the end of Q4 the Company had completed its 2006 exploration program for Dachang, including more than 15,000 m of diamond drilling (101 new holes) and more than 14,000 m of trenching (175 new trenches). Almost all of the drilling in 2006 was concentrated in the Dachang East area of the project, on the “Dachang Main Zone”, or “DMZ”. The Dachang Main Zone has an existing NI 43-101-compliant inferred gold resource estimated to be approximately 5.7 million tonnes grading 7.0 gpt/Au (1.3 million oz gold contained), as described in the Company’s press release of March 12, 2004. Drill testing of the DMZ continues to define a 7 to 23 m wide gold bearing fault structure. Drill results released to date document a continuous zone of gold mineralization along a 1,560-meter strike length of the fault. Surface trenches in 2006 have defined this gold bearing structure over a further 960 m.

OVERVIEW

Inter-Citic is a development stage company engaged in the acquisition, exploration and development of exploration stage resource properties.

To date the Company has entered into joint venture agreements to acquire two exploration properties, the Dachang Gold Project in the Province of Qinghai, China, and the Zalantun Gold Project (“Zalantun”) in the Inner Mongolia Autonomous Region, in the People’s Republic of China (“China” or the “PRC”).

As at the date of this report the joint venture for the Dachang Gold Project has received government approval, has been issued a formal business license (valid until 2033), completed formal transfer of title of the exploration licenses of the subject lands and acquired new exploration licenses for additional lands for a total land area of approximately 391 km 2. During 2006 the Company elected not to renew two exploration licenses covering total land area of approximately 112 km2. The Company had not performed any exploration work in these areas, which were non-contiguous to the five other exploration licenses where exploration work has been conducted (see Exploration Activities and Commitments, below).

An exploration program for Dachang began in Q3 of 2004 and was completed at the beginning of the first quarter of 2005. Results from 2004 were published in press releases between February and June, 2005. Exploration for 2005 began during Q3 and was completed in Q4 of that year. Results from this program were detailed in press releases by the Company between September of 2005 and March of 2006, including an increase to its inferred mineral resource at Dachang by 1,282,500 tonnes grading 5.81 grams per tonne Au as a result of positive initial drilling of the NR-2 anomaly (see press release of December 12, 2005). Exploration during 2006 commenced at the end of Q2, in May of 2006, and was completed at the end of Q4, in November of 2006. Results of the 2006 exploration program were reported in numerous press releases dated June 21, July 31, September 6 and September 27, October 23, November 2, and subsequent to year-end on December 11, January 16 and February 7.

In the medium to long term, the Company intends to continue to explore its gold properties with a view to identifying gold reserves and to continue to evaluate and ultimately implement strategies for becoming a gold producer in the PRC. To date the Company has not found any proven reserves or engaged in any production on any of its properties.

The Company expects that ongoing funding for these activities will come in the form of equity offerings to take place in 2007 and thereafter. Additional financings will be required in the future to fund ongoing operations and meet the Company’s commitments as they come due, including its joint venture commitments (see Exploration Projects, Activities and Commitments, below). Although to date the Company has been successful in sourcing funds necessary to continue its business activities, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully develop economically recoverable reserves, complete the project and continue as a going concern. There is no assurance that these initiatives will be successful and as a result there may be substantial doubt regarding the going concern assumption. Readers are directed to Note 1 (Nature of Operations and Basis of Presentation) of the Company’s Notes to Consolidated Financial Statements for additional information regarding assumptions relating to the ability of the Company to continue as a going concern.

RESULTS OF OPERATIONS

Selected financial information:

	November 30, 2006	November 30, 2005	November 30, 2004
Balance Sheet:
Cash and Cash Equivalents, including Restricted Cash	$4,314,944	$1,192,222	$2,174,163
Total Assets	$18,116,065	$8,800,604	$6,935,534
Total Long-term Financial Liabilities (excluding Future Income Taxes)	—	—	—

Net Loss (Income):
Net Loss before the Undernoted	$2,632,535	$1,556,947	$2,550,686
Stock-based compensation	236,150	365,319	1,259,472
Rare Earth	$11,083	$(523,827)[1]	$8,328
Net loss for the period	$2,879,768	$1,398,439	$3,818,486
Net Loss Per Share (Basic and Diluted)	$0.052	$0.032	$0. 097

[1]	During the year the Company liquidated most of its rare earth processing equipment for net proceeds of approximately $429,240 (Renminbi 2,940,000) and reversed approximately $102,967 in accounts payable that were over-accrued at the time operations ceased.

During 2004 the Company increased total assets from $1,624,663 to $6,935,534. This increase was as a result of two private placements resulting in net proceeds of $3,392,300 and exercise of previously issued share-purchase warrants and stock options at various times during the year of $3,917,359, the proceeds of which were used to acquire two diamond drill rigs and other equipment for use on the Company’s exploration projects in China ($1,136,446) and advancement of the Company’s Dachang and Zalantun Gold Projects (total expenditures for the year of $3,069,592, of which $2,775,033 was capitalized) and to fund ongoing operating expenses.

During 2005 total assets increased from $6,935,534 at the end of 2004 to $8,800,604. This increase was as a result of two private placements resulting in net proceeds of $2,123,280 and exercise of previously issued share-purchase warrants and stock options at various times during the year of $880,216, the proceeds of which were used to advance the Dachang Gold Project (total expenditures for the year of $2,577,848, of which $2,410,115 was capitalized), purchase exploration and other equipment ($119,717) and to fund ongoing operating expenses. In addition, for certain payments in relation to mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amounts. The Company restated its 2005 balances to reflect an adjustment to resource properties in this regard of $1,042,000, as described in Notes 2, 12 and 15 of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2006.

During 2006 total assets nearly doubled from $8,800,604 to $18,116,065. This increase occurred primarily as a result of the Company closing private placement and other financing during the year for net proceeds of $10,174,939 (the bulk of which occurred during Q2), the proceeds of which were used to advance the Dachang Gold Project (total expenditures for the year of $5,136,623, of which $4,944,000 was capitalized), purchase exploration and other equipment ($530,336) and to fund ongoing operating expenses. In addition, the Company recorded a future tax liability of $862,000 and made a corresponding adjustment to resource properties of the same amount.

Net loss before rare earth expenses and stock-based compensation expenses is expected to remain consistent from year to year as long as the Company continues to focus its resources on exploration and development of Dachang. Net loss before these items were significantly lower in 2005 compared to 2004 and 2006 (about $1,000,000, or 40%—see Specific Items, below), however the Company expects that in general operating expenses from year to year will continue to be in the range of $2.5 million.

EXPLORATION PROJECTS, ACTIVITIES AND COMMITMENTS

During the third quarter of 2003, the Company announced that it was successful in completing joint venture contracts with the Qinghai Geological Survey Institute (“QGSI”) for the acquisition of the Dachang Gold Project in the Province of Qinghai, PRC, and the Beijing Institute of Geology for Mineral Resources (“ BIGM”) for the acquisition of the Zalantun Gold Project in the Autonomous Region of Inner Mongolia, PRC.

Both projects are exploration stage properties, and it is the intention of the Company to continue to explore and develop these properties in the coming years. The Company intends to continue to source and acquire additional properties in the future, and has a medium to long-term objective of becoming a producer of precious metals in the PRC, with an immediate and primary focus at Dachang. To date, the Company has not found any mineral reserves or engaged in any production on any of its properties.

Dachang Gold Project

On November 14, 2003, the Company entered into an agreement with the Qinghai Geological Survey Institute regarding the Dachang Gold Project in the Province of Qinghai, China. Under the terms of the joint venture contract and related amendments the Company has agreed to fund 100% of the costs associated with exploration and development of the Dachang Gold Project in exchange for 83% of any profits earned by the joint venture company. Initial capital contribution on the part of Inter-Citic is defined as monetary contribution as to the equivalent of approximately $5,162,500 (Renminbi 32,830,000), whereas initial capital contribution for the Chinese partner (QGSI) took the form of the transfer of existing exploration licenses held by QGSI to the joint venture company. During the year, the Company made its final contribution of $1,232,500 (Renminbi 8,000,000) under this contract.

In addition to the foregoing the Company is required to complete a pre-feasibility study within one year of the completion of all exploration work at Dachang, and has agreed to pay QGSI the equivalent of approximately $1,572,327 (Renminbi 10,000,000) upon the grant of all necessary permits, including related mining licenses, that are required to bring the project into production. QGSI has agreed to provide the Company with an option to increase its interest in the joint venture company from 83% to 90% in exchange for payment equal to the pro rata value of the increased interest in the joint venture based on the valuation of any potential mining project contained in the pre-feasibility study, and has given Inter-Citic a right of first refusal on any mineral exploration project for which QGSI seeks foreign investment.

Inter-Citic controls the joint venture company by virtue of its ability to appoint three of the five members of the board of directors of that company. However, certain matters require unanimous approval of the board of directors of the joint venture company, including transfer of all or a portion of either party’s interest in the joint venture, changes to registered capital and/or profit distribution or matters relating to financing, dissolution, liquidation or extension of the term of the joint venture. See Risks and Uncertainties—Operations in China, below, for additional information.

The Dachang gold project is located approximately 165 km from the City of Golmud in the Province of Qinghai, China, at an elevation of approximately 4,500 m and consists of two pre-existing exploration licenses covering approximately 106 km2 (during 2006 the Company elected not to renew two other non-contiguous licenses) and approximately 173 km2 of new exploration licenses (three licenses) for a total of 279 km2. The joint venture company holds all exploration licenses. Of this area, approximately 106 km2 (the “Main Parcel”) has been extensively prospected by the Qinghai Geological Survey Institute, including geochemical sampling, reconnaissance geological mapping, extensive trenching and diamond drilling. During the first quarter of 2005 the Company completed its initial exploration program at Dachang, including geochemical and geophysical surveys, trenching and diamond drilling. Results of this work identified a total of 21 large, new geochemical anomalies over six districts on the Main Parcel that were the targets of additional exploration during the balance of 2005. The six districts are as follows:

•	Dachang East

•	Dachang North

•	Central Dachang

•	Western Quarter

•	North River

•	Southwest Dachang

In 2005 the Company completed geological mapping of the project, extended the 2004 soil geochemical survey, and began an extensive mechanical trenching program throughout the Main Parcel, followed by diamond drilling of identified targets, as follows:

1.	1:25,000 scale Geological Mapping over 200 km2;

2.	Soil Geochemical Survey over new areas of approximately 54 km2 (11,220 conventional B-horizon soil samples collected and tested for gold, arsenic and antimony);

3.	Excavation and sampling of 101 trenches totalling 23,710 linear meters; and

4.	22 NQ core diamond drill holes totalling 2,487 metres.

Further to the above, the Company was able to identify 3 new geochemical anomalies (total of 25 such anomalies had been identified by then). During the first quarter of 2006, in the Company’s Press Release of December 12, 2005, the Company announced an increase to its inferred mineral resource at Dachang by 1,282,500 tonnes grading 5.81 grams per tonne Au as a result of positive initial drilling of the NR-2 anomaly.

As discussed, exploration for 2006 commenced during the second quarter and was completed by year-end and included:

1.	Soil Geochemical Survey over new areas of approximately 53 km2 ;

2.	Excavation and sampling of 175 trenches totalling 14,332 linear meters; and

3.	101 NQ core diamond drill holes totalling 15,304 metres.

Results of the 2006 exploration program were reported in numerous press releases dated June 21, July 31, September 6 and September 27, October 23, November 2, and subsequent to year-end on December 11, January 16 and February 7. To date all diamond drill and trench results have been reported, while soil geochemistry results are pending. Results of ongoing work and findings at Dachang can be found on the Company’s website and its ongoing press releases.

The Company announced at the beginning of the 2006 exploration season (press release dated April 19, 2006) that it was the Company’s intention to explore numerous drill targets previously identified in the Dachang Main Zone at Dachang East. Inter-Citic’s stated primary objective of its 2006 drill program was resource expansion in this area of the property, with the goal of defining a significant open-pit resource. The Dachang East Main Zone has an existing NI 43-101-compliant inferred gold resource estimated to be approximately 5.7 million tonnes grading 7.0 gpt/Au (1.3 million oz gold contained), as described in the Company’s press release of March 12, 2004.

Of the 101 holes drilled in 2006, a total of 96 drill holes on Dachang Main Zone reported gold mineralization. Initial 40-meter spaced trenches defined a well-mineralized fault zone along a continuous 2.5 km strike length. This gold bearing sulphide deposit was then systematically drill tested by 3 to 5 hole NQ and HQ diamond drill hole fences at 120 m spaced sections along its entire 2.5 km strike length. In addition the Company drilled several closer spaced sections (40m) to further establish mineralization continuity.

This work defined a 60 to 70 degree south dipping series of sulphide replacement zones with aggregate widths of between 7 to 23 meters across the known strike length of the DMZ, which still remains open to depth and along strike. Given the continuous nature of the surface mineralization along a 2.5 km strike length, the company elected to test only the potentially open-pittable portion of the DMZ, so holes drilled to date have not yet tested the structure below a vertical depth of 200 m.

In addition, as described in the Company’s press release of February 7, 2007, trench results from 2006 delineated five new mineralized gold zones in the Dachang East area of the project (Placer Valley, DMZ Offset, Little Ruby, DC-8 and DN-5, for a total of 30 anomalies to date), the same district that contains the Dachang Main Zone, and three of these new zones are in the immediate vicinity of the Dachang Main Zone (first three). All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 km. Most of the newly discovered zones near the Dachang Main Zone have been trenched on 40 m intervals along strike. Several strongly mineralized sections include 22 m of 5.11 g/t gold and 12.5 m of 7.9 g/t gold. The Company has not drill tested these zones. A map showing these new areas is available on the Company’s website at www.inter-citic.com.

Trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near-surface mineralization observed throughout the property. A consistent spatial relationship has been observed between the gold in soil anomalies, trench values and underlying strongly altered and mineralized fault zones.

All exploration at Dachang since the establishment of the joint venture was completed under the direction of the Company. Cyr Drilling International Ltd., of Canada, performed the diamond drilling, while the Company’s joint venture partner, QGSI, performed all other exploration work.

The Company completed and filed a technical report for the Dachang Gold Project which is available on its website at www.inter-citic.com, or on SEDAR at www.sedar.com.

Zalantun Gold Project

On October 30, 2003, the Company entered into an agreement with the Beijing Institute of Geology for Mineral Resources regarding the Zalantun Gold Project in the Autonomous Region of Inner Mongolia, China.

The Zalantun gold project is an exploration stage project consisting of three blocks covering 125 km2. The project area has been explored by BIGM, with nine individual target areas identified to date.

The Company is currently focused on exploration at Dachang. As a result, the Company intends to initiate formation of the Zalantun joint venture company only when it feels confident that all necessary resources, including financial and personnel, are ready and available to commit to that project. In the interim, while the Zalantun joint venture contract continues to be in full force and effect, the Company is not required to advance any funds under the Zalantun joint venture until it is implemented by the Company.

Under the terms of the joint venture contract the Company need not make any capital contributions until the joint venture company is fully organized (i.e. approvals are in place and exploration licenses transferred). Once this occurs, the Company has agreed to fund all exploration and development of the Zalantun Gold Project in exchange for 85% of any profits earned by the joint venture company. Initial capital contribution on the part of Inter-Citic is defined as monetary contribution as to the equivalent of approximately $2,173,862 (Renminbi 15,002,500) over three years, whereas initial capital contribution for the Chinese partner (BIGM) will take the form of the transfer of existing exploration licenses held by BIGM to the joint venture company. Inter-Citic is required to contribute the equivalent of approximately $579,600 (Renminbi 4,000,000) within 30 days of the organization of the joint venture; the equivalent of approximately $579,600 (Renminbi 4,000,000) within seven to twelve months of the date of the first contribution; the equivalent of approximately $579,600 (Renminbi 4,000,000) within thirteen to eighteen months of the date of the first contribution; and the equivalent of approximately $435,062 (Renminbi 3,002,500) within nineteen to twenty-four months of the date of the first contribution. To date, the Company has not made any capital contributions, pending the organization of the joint venture.

The Company has the option to increase its interest in the joint venture company from 85% to 90% in exchange for payment of the equivalent of approximately $255,749 (Renminbi 1,765,000). Inter-Citic also has a right of first refusal on any mineral exploration project for which BIGM seeks foreign investment.

Once organized, Inter-Citic will control the joint venture company by virtue of its ability to appoint three of the five members of the board of directors of that company. However, certain matters will require unanimous approval of the board of directors of the joint venture company, including, changes to registered capital and/or profit distribution or matters relating to financing, dissolution, liquidation or extension of the term of the joint venture. See Risks and Uncertainties—Operations in China, below, for additional information.

The Company completed and filed a technical report for the Zalantun Gold Project which is available on its website at www.inter-citic.com, or on SEDAR at www.sedar.com.

Capitalized Exploration Costs

A breakdown of capitalized or expensed exploration costs for the Company’s resource properties, on a property-by-property basis for the year ended November 30, 2006 together with the comparative figures for 2005 is included in the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2006.

Differences in exploration expenditures from year to year and from quarter to quarter arise primarily as a result of differences in the scope, nature and timing of exploration activity. While it is normally expected that exploration that began in the previous year will conclude in Q1 of every year, it is expected that Q2 of every year will represent a transitional quarter for the Company, as it compiles and analyzes results of exploration for the previous year which would have been completed in Q1 and subsequently prepare for commencement of exploration for the current year. Exploration in 2005 began earlier than it did in 2004, and exploration in 2006 began at the end of Q2 compared to the end of Q3 in 2005, and the Company will continue to work towards beginning exploration earlier in the year every year, and believes that ultimately it can operate a year-round exploration and drilling camp at Dachang.

Overall, the Company incurred costs of $5,136,623 (of which $4,944,000 was capitalized) on the Dachang Gold Project during 2006, compared to $2,577,848 of which $2,410,115 was capitalized) in 2005, representing an increase of essentially 100% in expenditure in 2006 compared to 2005. The increase compared to last year is as a result of two reasons. First, exploration did not begin until Q3 in 2005, compared to a much earlier start, in Q2, in 2006, and second, as a result of the Company undertaking a much more significant diamond-drilling program in 2006 compared to 2005. As a result, of the $5,136,623 spent in 2006, $2,360,831, or 46%, was spent on diamond drilling, compared to only $627,389 spent on drilling last year.

The Company has not incurred any expenses related to the Zalantun Gold Project since 2004.

Office Lease

The Company has entered into a lease for office space to the year 2009 with minimum lease payments as follows: 2007—$86,355, 2008—$86,355, 2009—$21,589.

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for the past eight quarters:

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Loss:
Net Loss before the Undernoted:	$725,528	$745,359	$923,990	$398,238	$554,627	$474,127	$305,951	$247,027
Rare Earth [1]	11,606	52	(14,029)	13,454	(528,228)	9,240	(18,872)	14,033
Interest	(100,230)	(48,405)	(11,222)	(723)	(2,886)	(11,386)	(7,401)	(3,112)
Stock-based compensation	38,500	—	132,750	64,900	266,213	19,330	46,269	33,507
Overall	$675,404	$697,006	$1,031,489	$475,869	$289,726	$491,311	$325,947	$291,455
Net Loss Per Share (Basic and Diluted)	$0.011	$0.012	$0.018	$0.011	$0.006	$0.011	$0.008	$0.007

[1]	Operations at the Company’s rare earth facility in China, held through the Company’s 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., ceased in 2003 and the facility has remained idle since that time. The Company continues to incur ongoing expenses related to the maintenance and security of land, buildings and equipment, which have been written down to $1 in the financial statements, and are net of recovery of bad debts, sale of inventory previously written off, liquidation of fixed assets, exchange gains and losses for the period and other related income or expenses as applicable. These expenses are recorded in the financial statements as other expense. During Q4 of 2005 the Company liquidated most of its rare earth processing equipment for net proceeds of approximately $429,240 (Renminbi 2,940,000) and used the proceeds to repay outstanding bank advances.

Generally speaking, the Company’s annual exploration program for Dachang begins by the end of Q2 and runs through Q3 and Q4. Exploration results are compiled and released as they are received throughout this period and into Q1 of the following year, with planning and mobilization for the following year’s exploration program occurring in Q2. Expenditures on exploration are consistent with this pattern of activity, as are the Company’s overhead expenses, in that they are lowest in Q1, begin to increase in Q2 and then level of at their highest in Q3 and Q4. Moreover, overheads are affected by the timing and nature of the Company’s financing initiatives, as can be seen in a temporary “ballooning” of expenses in Q2 of 2006 as the Company’s travel and promotional activities increased significantly as a result of the major financing that took place at the time.

As a result, expenses from quarter to quarter in Q1 of 2006 compared to 2005 (see Net Loss Before the Undernoted, above—increase of $170,901, or 31% in Q4, $271,232, or 57% in Q3, $618,039, or 202% in Q2 and $151,211, or 61%) and overall (increase of $1,211,383, or 77%) were much higher in 2006 compared to 2005 for two primary reasons. The first factor was in relation to the timing, nature and extent of exploration in 2006 compared to 2005. As the Company began exploration at Dachang earlier in 2006 than in any other year, the exploration budget for Dachang was essentially twice as high in 2006 compared to 2005 and the Company completed more than 15,000 m of diamond drilling compared to only about 2,500 m the year before. Second, the Company completed an approximately $10 million financing during Q1-Q2 of 2006 compared to approximately $3 million raised in 2005 split between two individual financings. These initiatives resulted in higher expenses across the board as the Company managed this increased activity level.

In the future, the Company expects that overhead expenses will remain consistent with 2006 levels, as it does not anticipate a significant change in operations from 2006, especially with respect to exploration activity.

Additional details regarding overall expenses from quarter to quarter during 2005 and 2006 can be found in the Company’s annual and interim Management’s Discussion and Analysis for each period, which are available on its website at www.inter-citic.com, or on SEDAR at www.sedar.com.

THREE MONTHS ENDED NOVEMBER 30, 2006 AND 2005

Expenses for Q4 of 2006 were higher compared to Q4 of 2005 because, as discussed above, the exploration program for Dachang in 2006 was significantly more expansive than that of 2005. The increase in Q4 expenses (overall increase of $170,901, or 31%) were primarily attributable to a significant increase in travel and accommodation expenses (an increase of $142,196, or 61% over the same period last year) and professional fees (increase of $87,928, or 66%), offset by foreign exchange gains related to the strengthening of the Canadian dollar compared to the Chinese Yuan Renminbi.

The Company wrapped up its 2006 exploration program for Dachang at the end of Q4. Travel and accommodation expenses were higher as a result of the increased scope of exploration, as discussed, as well as a result of increased expenses associated with the visit of the Governor of Qinghai. In addition, professional fees were significantly higher during the quarter primarily as a result of the Company’s initiatives in the areas of corporate governance and regulatory compliance (related primarily to M.I. 52-109 – see Adequacy of Disclosure Controls and Procedures, below).

SPECIFIC ITEMS

The Company’s consolidated financial statements for the year ended November 30, 2006 include a detailed breakdown of expenses. Specific items of note are as follows:

•

Increases in corporate relations ($637,366 compared to $280,743, or $356,623—127%), travel and accommodation ($506,295 compared to $232,920, or $273,375 – 117%) and office and rent ($427,515 compared to $234,857, or $192,658 – 82%) are generally consistent with increased business activity of the Company as a result of expanded corporate finance and exploration activities, as well as increased costs associated with the Company’s graduation of its listing from the TSX Ventures Exchange to the TSX. Although certain of these expenses are considered onetime expenses, generally speaking the Company expects that expenses in the future will remain consistent with those of 2006 as long as business activity remains consistent from year to year.

•

There is a decrease in depreciation and amortization expense in 2006 compared to 2005 (from $173,147 to $96,105) because the Company was able to allocate a significant portion of the expense incurred in 2006 to the Dachang project as exploration in 2006 began much earlier than it did in 2005, and the scope of work was significantly increased, especially with respect to diamond drilling. When exploration equipment is not in use, depreciation charges are not allocated to a project and are written off.

•

Executive compensation increased from $369,202 to $638,155 (73%) in 2006 compared to 2005 as a result of bonus payments to key personnel, and generally increased costs relating to compensation of directors and officers as the Company continued its efforts to secure the services of key management in an increasingly competitive business environment (see Risks and Uncertainties – Dependence on Key Personnel, and, Competition, below).

•

The Company has a common share-purchase option plan for directors, officers, employees and consultants of the Company. Stock options are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a five-year term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. Stock-based compensation decreased from $365,319 in 2005 to $236,150 in 2006 ($129,169, or 35%) as a result of a reduction in the frequency and quantity of stock option awards granted in 2006 compared to 2005.

•

Foreign exchange gains/losses from period to period vary depending on the strength of the Canadian dollar relative to the Chinese Yuan Renminbi and timing of advances to China for use in exploration. The Company experienced favourable exchange rates in recent years with the strengthening of the Canadian dollar, resulting in exchange gains of $28,307 and $36,456 in 2006 and 2005, respectively.

•	The Company recorded significant interest income in 2006 as a result of increased cash balances during the year further to the approximately $10 million financing in Q2.

RELATED PARTY TRANSACTIONS

Details regarding transactions with related parties are detailed in Note 9 of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2006. All related party expenditures were in the normal course of business at market rates.

CASH RESOURCES AND LIQUIDITY

By its very nature as a development stage exploration company, the Company continued to generate negative cash flow from operations in 2006 compared to 2005 ($2,161,442 compared to $1,774,908) for reasons related to the Company’s expanded business activities, as discussed, and continued to invest in the exploration of its mineral properties with a view to eventual development of those properties and commencement of profitable production sufficient to recover its investment. To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

Although the Company determines the scope of exploration of its mineral properties based on prior results and available resources, the Company relies on equity offerings from time to time to fund its operations, and additional financings will be required in the future to fund ongoing operations and meet the Company’s commitments as they come due, including its joint venture commitments (see Exploration Projects, Activities and Commitments). As discussed in Overview, above, although to date the Company has been successful in sourcing funds necessary to continue its business activities, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully develop economically recoverable reserves, complete the project and continue as a going concern. There is no assurance that these initiatives will be successful and as a result there may be substantial doubt regarding the going concern assumption. Again, readers are directed to Note 1 (Nature of Operations and Basis of Presentation) of the Company’s Notes to Consolidated Financial Statements for additional information regarding assumptions relating to the ability of the Company to continue as a going concern.

Restricted Cash

Restricted cash relates to advances held in China and committed to continuing exploration of the Dachang Gold Project. The balance of restricted cash will vary depending on the timing of contributions under the terms of the joint venture contract compared to expenditure of those funds on exploration and related expenses. During 2006 the Company advanced $2,490,943 to China and spent $1,209,457 for this purpose, resulting in a net increase in restricted cash of $1,281,486.

Private Placement Financing (March, 2006)

On March 22, 2006, the Company completed a brokered private placement financing for gross proceeds of $11,056,478, as in Note 11 (b) (i) – Private Placement (March, 2006) of the Company’s Notes to Financial Statements for the year ended November 30, 2006.

The Company intends to continue to use the proceeds of this private placement for further exploration at Dachang and for general working capital purposes.

Readers are urged to refer to the Company’s Short-form Prospectus dated April 26, 2006 for important information with respect to this financing, use of proceeds and other details with respect to the Company.

OUTSTANDING SHARE DATA

As at February 26, 2007, the Company had outstanding:

•	61,071,848 common shares (98,500,000 common shares, without par value, were authorized),

•

7,122,085 share-purchase warrants, each of which is convertible to one common share of the Company at a weighted average price per share-purchase warrant of $1.19, for a weighted-average period per share-purchase warrant of 1.04 years, and

•

3,430,000 stock options, each of which is convertible to one common share of the Company at a weighted average price per stock option of $0.92, for a weighted-average period per stock option of 2.62 years.

ADEQUACY OF DISCLOSURE CONTROLS AND PROCEDURES

The Company believes that it has designed, implemented and evaluated the effectiveness of disclosure controls and procedures as at November 30, 2006 that are sufficient in providing reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known and is adequately disclosed in the Company’s annual filings as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

In addition, there has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES

A detailed summary of the Company’s significant accounting policies is included in Note 2, Significant Accounting Policies, of the Company’s Notes to Financial Statements for the year ended November 30, 2006.

The Company considers the following policies critical to understanding the judgements that are involved in preparing the consolidated financial statements of the Company and the uncertainties that could impact results of operations, financial condition and cash flows.

Development Stage Entity

The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage (AcG11), relating to enterprises in the development stage, as detailed by the Canadian Institute of Chartered Accountants (CICA). The Company is engaged in the acquisition, exploration and development of exploration-stage mineral properties. To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. In the event that exploration on the properties, confirmation of the Company’s interest in the underlying mineral claims, the Company’s ability to obtain appropriate financing to put these properties into production, and profitability of future production, especially with respect to the Dachang Gold Project, is not successful, assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material. Readers are directed to Note 1 (Nature of Operations and Basis of Presentation) of the Company’s Notes to Consolidated Financial Statements for additional information regarding assumptions relating to the ability of the Company to continue as a going concern. Please also see Risks Associated with Exploration and Development, below.

Use of Estimates

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements. Actual results could differ from those estimates. The most significant estimates are related to resource properties, valuation of incentive stock options and share-purchase warrants and calculation of future tax liability.

Resource Properties

Costs associated with acquisition, direct exploration and development of resource properties are capitalized pending commencement of production, at which time they will be amortized. If capitalized expenditures on individual resource properties exceed the estimated net recoverable amount, the properties are written down to the estimated fair value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company is in the process of exploring its property interests. Amounts reflected in the financial statements reflect cost to date and may not represent future value to the Company. No mineral reserves have been determined to exist on these properties. Therefore, the recoverability of the amounts reflected is dependent on future successful exploration and development of the properties.

Stock Based Compensation

Compensation expense is recognized in equal installments over the vesting period of the options issued. The expense is determined using an option pricing model that takes into account the exercise price, the term of the options, the current stock price, the expected volatility of the underlying shares, the expected dividend yield and the risk free rate for the term of the option.

Income Taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged to be more likely than not. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax liabilities of a change in rates is included in the period that includes the substantively enacted dates.

Please refer to the notes of the financial statements of the Company dated November 30, 2006 for further information on the Company’s financial policies and estimates.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3855, Hedges, and CICA 1530, Comprehensive Income, which we will apply in our fiscal year beginning on December 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

RISKS AND UNCERTAINTIES

The following describes certain principal risks, some or all of which have been described in prior management’s discussion and analysis as well as the Company’s current AIF, but is not, by its very nature, all-inclusive.

Risks Associated with Exploration and Development

The Company is engaged in mineral exploration and development. To date the Company has not found any proven or probable mineral reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. The Company has no history of earnings, nor has it previously engaged in the mining and production of gold. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. The mining industry is also subject to market pressures from unpredictable commodity and metal prices, which may have a significant impact on the economic viability of a known deposit. A significant commitment of time and money is required for high cost exploration activity, such as diamond-bore drilling, in order to establish mineral reserves, develop a feasibility study and then to implement construction of a mine and commence production. At any time during this process there are numerous factors that alone or in combination may impede or interfere with intended plans, and the impact of these variables cannot be predicted or determined with certainty. Such factors include, but are not limited to, market (including currency) fluctuations, location of the Company’s projects, political stability, government regulations, environmental protection, the nature of the deposit, competition, and availability of ongoing financial and personnel resources, both in sufficient quantity and within required timeframes. Many of these risk factors are discussed in other areas of this section, below, but all can be related directly to the nature of the business of the Company.

In addition, the Company’s exploration activities and specifically the nature and location of those activities have associated with them certain operating risks that cannot be predicted but may be significant. Although the Company maintains health and safety standards onsite (including emergency evacuation protocols) to mitigate the risk of injury to individuals working on its exploration projects, there is no guarantee that a serious injury will not occur, nor can the impact of such an event be measured. The Company maintains property, third party liability and personal injury insurance, including an emergency medical evacuation program for certain employees, and the Company performs ongoing review of its health and safety practices, however there may be risks for which insurance may not be sufficient or for which coverage may not be extended.

The Company has relied on the results of prior exploration work and the review of that work by independent and internal qualified persons (as that term is defined in National Instrument 43-101) and others in the assessment of its resource properties. The respective partners for each project have provided the results of this prior work to the Company. In the case of the Dachang project, a significant portion of the Company’s mineral resource estimate is based on this prior work, and although the results have been independently tested by way of due diligence and test sampling, there is no guarantee that material differences do not exist.

Mineral Resource Estimates

The Company has reported a National Instrument 43-101-compliant inferred mineral resource estimate of 5.7 million tonnes grading 7.0 gpt gold (approximately 1.3 million oz of gold contained) as described in the Company’s press releases of December 3, 2003 and March 12, 2004.

In addition to the above, on December 12, 2005, the Company reported an additional National Instrument 43-101-compliant inferred mineral resource of 1.28 million tonnes grading 5.81 gpt gold (approximately 238,000 oz of gold contained), located approximately 10 km to the northwest. This represents a change of approximately 18% in contained ounces. As such, this addition to the mineral resource is not considered by the Company to constitute a material change in its affairs, and is not supported by a technical report written by an independent qualified person under the requirements of National Instrument 43-101. This resource estimate was completed by David G. Wahl, Inter-Citic’s Vice President of Resource Development and the internal qualified person for the project under the requirements of National Instrument 43-101 at the time, and is in compliance with CIM resource definitions referenced in National Instrument 43-101.

These inferred mineral resources have not been sufficiently drilled to demonstrate economic viability. Additional drilling will be required to upgrade these inferred mineral resources to an indicated or measured resource. There can be no certainty that further drilling will enable this inferred mineral resource to be upgraded. In addition, the future economic viability of these inferred mineral resources may be adversely affected by their location, as the Dachang project is situated at an elevation of approximately 4,500 m above sea level, in a high-cold mountainous area exhibiting desert alpine climate and vegetation with limited infrastructure. The nearest major city center is approximately 165 km away, with the nearest primary road and power lines approximately 120 km from the property. Although the Company believes that the inferred mineral resources have reasonable prospects for economic extraction, there is no guarantee that this will in fact be the case and confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

Exploration and development of mineral properties, and as a result investing in the securities of the Company, involves a high degree of inherent risk. The marketability of the natural resources that may be discovered will be affected by numerous factors beyond the control of the Company. The return, if any, on the investment in shares of a resource company is subject to market conditions that are beyond the control of the Company. Some of the factors affecting resource exploration and development generally include the proximity and capacity of resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure and land use, importing and exporting minerals and environmental protection. The effect of these factors cannot be accurately predicted and any or all of these risk factors facing exploration and development companies generally, and the Company in particular, could result in a material adverse impact on the Company’s business, operations and financial condition.

Risks Associated with Operations in China

The Company’s current business focus and as a result essentially all of the Company’s physical assets are in China, including the Company’s interests in Dachang and Zalantun.

As in any jurisdiction, the Company is subject to social, political and economic developments and trends that are beyond its control. The Company’s business is in China and the Company is therefore subject to a variety of laws and regulations at state, provincial and municipal or local levels that include laws and regulations concerning the form and manner in which foreign companies may invest and operate in China. Although China has recently and continually introduced reforms to encourage foreign investment and develop a more market-based economy, there is no guarantee that this trend will continue, and the government of China continues to exert significant influence through laws, regulations and policies.

The mining industry in China is regulated through the Mineral Resources Law of China (adopted in 1986 and amended 1997) and associated policies, rules and regulations at State and local levels. The Ministry of Land and Resources in China is responsible for administration of exploration and mining claims. Exploration claims are issued for a maximum term of three years and are renewable provided minimum expenditure thresholds have been met. Holders of exploration rights have a legal priority to subsequent mining rights, which are issued based on the nature of the deposit. However there is no guarantee that exploration and mining rights will continue to be granted or renewed, or that any conditions imposed as part of the issuance of these rights can be satisfied, or that the perceived quality of these legal rights will be sufficient to enable the Company to attract the funding required to implement business plans based on these rights. Holders of mining rights must submit environmental impact studies for approval. Mining rights also have specific timeframes within which mining must occur. Specifically, for gold mining, foreign companies must also receive approval from the Chinese National Development and Reform Commission, a department of the Chinese central government, the State Council, a government body which has a mandate to develop national economic strategies, annual and long term economic plans, and to report on the national economy and social development.

A stated objective of the Company is to ultimately become a gold producer in China. The value of the Company’s projects is ultimately tied to the Company’s ability to realize on the sale of gold production. Since late 2002, with the establishment of the Shanghai Gold Exchange and relaxation of restrictive rules governing the sale of gold, mining companies in China are able to sell gold production at market prices. Foreign gold mining companies are currently able to repatriate profits in foreign currencies. However, the nature and impact to the interests of the Company of possible further changes or reforms to these rules and policies in the future cannot be predicted.

The Company’s joint ventures in China are (in the case of Dachang) or will be (in the case of Zalantun) organized as co-operative joint venture companies in accordance with the Law of the People’s Republic of China on Sino-Foreign Co-operative Joint Venture Enterprises and associated policies, rules and regulations. China became a member of the World Trade Organization in December of 2001 and has committed to ensure transparency in its legal system. While China’s recent general relaxation of restrictions on foreign trade and investment and developments in its mining industry has improved the operating parameters for foreign exploration and mining companies, the continued progress of these reforms depends on political, economic and international influences beyond the Company’s control.

China’s control over its currency and so the Company’s ability to advance funds to China (for capital investment or operations) is subject to changes in the valuation of the Renminbi as well as rules and regulations of the State Administration of Foreign Exchange. Fluctuations in the value of the Renminbi may have an adverse affect on the operations and operating costs of the Company.

China continues to exert a great deal of control and influence on its society and economy through laws, policies and regulations. The impact of changes to these laws, policies and regulations on the Company’s operations in China, including relative impact on the Company’s ability to operate in China through changes to foreign enterprise rules (including repatriation of profits), possible restrictions on the production and sale of gold or other mining products, the maintenance of business, exploration and/or mining licenses, environmental laws, taxation, or in other matters having an impact on the Company’s business and operations, cannot be accurately predicted.

Dependence on Key Personnel

As an exploration company the Company relies heavily on the availability of individuals and organizations with the necessary skill and knowledge required to execute exploration programs of the scale and scope appropriate to its exploration properties. This includes the availability of individuals and organizations that are capable of efficiently and effectively executing exploration activities such as drilling, of compiling and interpreting data, and of planning subsequent follow-up work.

The Company has established a special advisory committee to continually evaluate and address the availability of personnel with the expertise required by the Company. The Company’s Vice-President, Exploration has more than 20 years of experience as an exploration geologist. The Company has a qualified and experienced geologist on its Board of Directors, and the Company has an established relationship with a North American based drilling company that has carried out the Company’s drilling program at Dachang. The Company has relationships with a number of other organizations that have also provided services essential to its exploration activities.

The Company has a high degree of reliance on its management team, and failure to retain the services of key personnel could have a materially negative impact on the Company.

While the competition for these services has increased significantly over the past several years (see discussion below), the Company has been successful in securing services necessary to carry-out its business plan to date. However, the availability of these services in the future and the relative cost of securing them cannot be predicted.

Competition

Recent increases in the price of gold have resulted in increased activity in the gold exploration and mining industry. Combined with the economic development and opening of China to western investment and the general scarcity of mineral deposits throughout the world, interest of foreign exploration and mining companies in China has increased significantly. As a result, the Company faces continued competition for financing dollars, personnel and other resources, the impact of which cannot be predicted.

Cyclical Pricing

Historically, gold prices have been volatile and can follow cyclical trends. Demand for gold is based on many factors, including demand for jewellery, industrial demand and demand from governments and financial institutions that hold gold reserves for investment, hedging and other purposes. Any decrease in gold prices could have an adverse effect on the Company’s business, operations and financial results.

Environmental Risk

The Dachang Gold Project is located proximate to the Sanjiangyuan Nature Reserve, established primarily to protect the sources of three major rivers (the Yangtze, Yellow and Lancang rivers). To date, the project has received all relevant government support and approvals, and the Company is committed to preserve and protect the environment within which it operates. The Company has a policy of applying the highest standards for environmental protection in its activities, in addition to being active in the betterment of the lives of local people. However the impact of possible future liabilities or impediments to development associated with or as a result of environmental matters cannot be measured or predicted, and there is potential that present or future environmental regulations will adversely affect the business and operations of the Company.

Cash Flow

The Company has no source of operating cash flow to fund its exploration and development projects. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration, and the possible partial or total loss of the Company’s interests in all or some of its properties.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

OUTLOOK

Over the next year the Company will continue to focus substantially all of its available resources to carry out exploration and development of its Dachang Gold Project.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain of the statements that are not historical facts contained in this Management’s Discussion and Analysis, or incorporated by reference herein, and other disclosure documentation are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements and should not be relied upon as a prediction of future events. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Inter-Citic Minerals Inc. undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

CAUTIONARY NOTE TO UNITED STATES READERS – DIFFERENCES REGARDING MINING TERMS IN THE UNITED STATES AND CANADA

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This document may also contain information about adjacent properties on which we have no right to explore or mine. Readers are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.